SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 15, 2019

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary
Tel: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__                        Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____                                   No ___X__

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), held its Annual General Meeting of Shareholders at 10:00 a.m., local time, on March 15, 2019, at the corporate offices of Bonso’s China subsidiary at Xincheng High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, Peoples Republic of China, and any adjournments or postponements thereof (the “Meeting” or “Annual Meeting”) for the following purposes:

1.
To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;

2.	To ratify the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2019; and

3.	To consider and act upon such other business as may properly come before the Meeting.

Only Shareholders of record at the close of business on January 31, 2019, were entitled to notice of and to vote at the Meeting.

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

On March 15, 2019, the Company's Annual General Meeting of Shareholders was held at the at the corporate offices of Bonso’s China subsidiary at Xincheng High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, Peoples Republic of China. The results of the Annual Meeting were as follows:

1.
The following six (6) persons were elected to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;

2.	Moore Stephens CPA Limited was ratified as the independent public accountants of the Company for the fiscal year ending March 31, 2019.

Exhibits

99.1 Proxy Statement for the Annual Meeting of the Shareholders held on March 15, 2019.

99.2 Notice Sent to Shareholders, Ballot and Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 27, 2019	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary